MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2006
                          EMPRESAS ICA, S.A.B. DE C.V.

                                 BALANCE SHEETS
                         AT DECEMBER 31 OF 2006 AND 2005
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                   CONCEPTS                                       CURRENT YEAR                 PREVIOUS YEAR
-------------------------------------------------------            -----------------             ----------------
  S                                                                     Amount     %                Amount       %
  1   TOTAL ASSETS ....................................            36,206,040    100             32,361,618    100
  2   CURRENT ASSETS ..................................            23,386,297     65             12,498,482     39
  3   CASH AND SHORT-TERM INVESTMENTS .................             5,108,439     14              6,544,895     20
  4   ACCOUNTS AND NOTES RECEIVABLE (NET) .............            14,672,065     41              3,686,369     11
  5   OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE .........             1,023,678      3                714,136      2
  6   INVENTORIES .....................................             1,655,914      5              1,296,478      4
  7   OTHER CURRENT ASSETS ............................               926,201      3                256,604      1
  8   LONG-TERM .......................................             9,254,277     26             16,484,854     51
  9   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) .........               386,581      1              8,224,133     25
 10   INVESTMENT IN SHARES OF NON-CONSOLIDATED
      SUBSIDIARIES AND ASSOCIATES .....................               260,691      1                377,868      1
 11   OTHER INVESTMENTS ...............................             8,607,005     24              7,882,853     24
 12   PROPERTY, PLANT AND EQUIPMENT ...................             2,705,654      7              2,662,318      8
 13   PROPERTY ........................................             2,100,658      6              1,966,599      6
 14   MACHINERY AND INDUSTRIAL EQUIPMENT (NET) ........             1,997,656      6              2,172,442      7
 15   OTHER EQUIPMENT .................................               586,954      2                651,401      2
 16   ACCUMULATED DEPRECIATION ........................             2,111,137      6              2,318,327      7
 17   CONSTRUCTION IN PROGRESS ........................               131,523      0                190,203      1
 18   OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)               411,031      1                475,182      1
 19   OTHER ASSETS ....................................               448,781      1                240,782      1

 20   TOTAL LIABILITIES ...............................            22,114,026    100             18,956,423    100

 21   CURRENT LIABILITIES .............................            13,863,138     63              7,600,927     40
 22   SUPPLIERS .......................................             2,694,644     12              2,486,004     13
 23   BANK LOANS ......................................             6,176,009     28                512,442      3
 24   STOCK MARKET LOANS ..............................                25,520      0                 26,094      0
 25   TAXES TO BE PAID ................................               267,292      1                221,769      1
 26   OTHER CURRENT LIABILITIES .......................             4,699,673     21              4,354,618     23
 27   LONG-TERM LIABILITIES ...........................             7,512,668     34             10,565,415     56
 28   BANK LOANS ......................................             2,372,574     11              5,380,402     28
 29   STOCK MARKET LOANS ..............................             4,901,290     22              5,056,794     27
 30   OTHER LOANS .....................................               238,804      1                128,219      1
 31   DEFERRED LOANS ..................................                 1,056      0                 10,655      0
 32   OTHER NON CURRENT LIABILITIES ...................               737,164      3                779,426      4

 33   CONSOLIDATED STOCK HOLDERS' EQUITY ..............            14,092,014    100             13,405,195    100


 34   MINORITY INTEREST ...............................             4,533,411     32              4,504,111     34
 35   MAJORITY INTEREST ...............................             9,558,603     68              8,901,084     66
 36   CONTRIBUTED CAPITAL .............................             7,568,470     54              7,727,490     58
 79   CAPITAL STOCK ...................................             5,875,166     42              6,056,003     45
 39   PREMIUM ON SALES OF SHARES ......................             1,693,304     12              1,671,487     12
 40   CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES ......                     0      0                      0      0
 41   CAPITAL INCREASE (DECREASE) .....................             1,990,133     14              1,173,594      9
 42   RETAINED EARNINGS AND CAPITAL RESERVE ...........             2,023,399     14              1,327,254     10
 44   OTHER ACCUMULATED COMPREHENSIVE RESULT ..........               (33,266)    (0)              (153,660)    (1)
 80   SHARES REPURCHASED ..............................                     0      0                      0      0

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2006
                          EMPRESAS ICA, S.A.B. DE C.V.

                                 BALANCE SHEETS
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                     CONCEPTS                                     CURRENT YEAR                  PREVIOUS YEAR
-------------------------------------------------------             -----------------             ----------------
S                                                                    Amount        %               Amount       %

  3   CASH AND SHORT-TERM INVESTMENTS .................             5,108,439    100              6,544,895    100
 46   CASH ............................................             1,887,392     37              1,897,175     29
 47   SHORT-TERM INVESTMENTS ..........................             3,221,047     63              4,647,720     71

  7   OTHER CURRENT ASSETS ............................               926,201    100                256,604    100
 81   DERIVATIVE FINANCIAL INSTRUMENTS ................                     0      0                      0      0
 82   DISCONTINUED OPERATIONS .........................                     0      0                      0      0
 83   OTHER ...........................................               926,201    100                256,604    100

 18   DEFERRED ASSETS (NET) ...........................               411,031    100                475,182    100
 48   AMORTIZED OR REDEEMED EXPENSES ..................               411,031    100                475,182    100
 49   GOODWILL ........................................                     0      0                      0      0
 51   OTHERS ..........................................                     0      0                      0      0

 19   OTHER ASSETS .................................                  448,781    100                240,782    100
 84   INTANGIBLE ASSET FROM LABOR OBLIGATIONS ......                  395,754     88                 90,898     38
 85   DERIVATIVE FINANCIAL INSTRUMENTS .............                   53,027     12                 77,400     32
 50   DEFERRED TAXES ...............................                        0      0                 72,484     30
 86   DISCONTINUED OPERATIONS ......................                        0      0                      0      0
 87   OTHER ........................................                        0      0                      0      0

 21   CURRENT LIABILITIES .............................            13,863,138    100              7,600,927    100
 52   FOREING CURRENCY LIABILITIES ....................             8,402,187     61              3,757,531     49
 53   MEXICAN PESOS LIABILITIES .......................             5,460,951     39              3,843,396     51

 26   OTHER CURRENT LIABILITIES ....................                4,699,673    100              4,354,618    100
 88   DERIVATIVE FINANCIAL INSTRUMENTS .............                        0      0                      0      0
 89   INTEREST LIABILITIES .........................                        0      0                      0      0
 68   PROVISIONS ...................................                  919,719     20                769,321     18
 90   DISCONTINUED OPERATIONS ......................                        0      0                      0      0
 58   OTHER CURRENT LIABILITIES ....................                3,779,954     80              3,585,297     82

 27   LONG-TERM LIABILITIES ...........................             7,512,668    100             10,565,415    100
 59   FOREING CURRENCY LIABILITIES ....................             6,306,461     84              9,666,746     91
 60   MEXICAN PESOS LIABILITIES .......................             1,206,207     16                898,669      9

 31   DEFERRED LOANS ..................................                 1,056    100                 10,655    100
 65   NEGATIVE GOODWILL ...............................                     0      0                      0      0
 67   OTHERS ..........................................                 1,056    100                 10,655    100

 32   OTHER LIABILITIES ...............................               737,164    100                779,426    100
 66   DEFERRED TAXES ..................................                78,823     11                 39,175      5
 91   OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE                519,686     70                161,524     21
 92   DISCONTINUED OPERATIONS .........................                     0      0                      0      0
 69   OTHERS LIABILITIES ..............................               138,655     19                578,727     74

 79   CAPITAL STOCK ................................                5,875,166    100              6,056,003    100
 37   CAPITAL STOCK (NOMINAL) ......................                5,645,005     96              5,628,294     93
 38   RESTATEMENT OF CAPITAL STOCK .................                  230,161      4                427,709      7

 42   RETAINED EARNINGS AND CAPITAL RESERVE ...........             2,023,399    100              1,327,254    100
 93   LEGAL RESERVE ................................                  184,538      9                195,091     15
 43   RESERVE FOR REPURCHASE OF SHARES .............                  676,531     33                634,230     48
 94   OTHER RESERVES ...............................                        0      0                      0      0
 95   RETAINED EARNINGS ............................                  517,370     26                (26,319)    (2)
 45   NET INCOME FOR THE YEAR ......................                  644,960     32                524,252     39

 44   OTHER ACCUMULATED COMPREHENSIVE RESULT .......                  (33,266)   100               (153,660)   100
 70   ACCUMULATED INCOME DUE TO MONETARY POSITION .....                     0      0                      0      0
 71   INCOME FROM NON-MONETARY POSITION ASSETS ........                     0      0                      0      0
 96   CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION             (18,328)    55               (157,773)   103
 97   CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUME                  0      0                      0      0
 98   CUMULATIVE EFFECT OF DEFERRED INCOME TAXES ......                     0      0                      0      0
 99   LABOR OBLIGATION ADJUSTMENT .....................               (14,938)    45                (18,394)    12
100   OTHER ...........................................                     0      0                 22,507    (15)

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2006
                          EMPRESAS ICA, S.A.B. DE C.V.

                                 BALANCE SHEETS
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

  REF                         CONCEPTS                            CURRENT YEAR                  PREVIOUS YEAR
S                                                                   Amount                           Amount
--------------------------------------------------------------------------------------------------------------
57    OTHER CURRENT LIABILITIES WITH COST ................             67,219                        71,104
72    OTHER LOANS WITH COST ..............................            238,804                       128,219
72    WORKING CAPITAL ....................................          9,523,159                     4,897,555
73    PENSIONS FUND AND SENIORITY PREMIUMS ...............              9,917                         5,558
74    EXECUTIVES (*) .....................................                 24                            23
75    EMPLOYERS (*) ......................................              4,595                         3,958
76    WORKERS (*) ........................................             15,082                        14,673
77    CIRCULATION SHARES (*) .............................        405,177,479                   402,657,260
78    REPURCHASED SHARES (*) .............................                  0                             0
101   RESTRICTED CASH ....................................            539,388                       887,071
102   NET DEBT  OF NON CONSOLIDATED COMPANIES ............                  0                             0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.



                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2006
                          EMPRESAS ICA, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
              FROM JANUARY THE 1st TO DECEMBER 31 OF 2006 AND 2005
                          (Thousands of Mexican Pesos)
                                 Final Printing


  REF                          CONCEPTS                              CURRENT YEAR                  PREVIOUS YEAR
------------------------------------------------------------------------------------------------------------------
R                                                                    Amount       %                Amount       %
                                                                   -----------------             -----------------

  1   NET SALES .......................................            21,395,719    100             19,231,278    100
  2   COST OF SALES ...................................            18,327,340     86             16,819,496     87
  3   GROSS INCOME ....................................             3,068,379     14              2,411,782     13
  4   OPERATING .......................................             1,450,769      7              1,309,436      7
  5   OPERATING INCOME ................................             1,617,610      8              1,102,346      6
  6   TOTAL FINANCING COST ............................               187,621      1                117,332      1
  7   INCOME AFTER FINANCING COST .....................             1,429,989      7                985,014      5
  8   OTHER FINANCIAL OPERATIONS ......................               (57,319)    (0)              (155,559)    (1)
 44   SPECIAL ITEMS ...................................                     0      0                      0      0
  9   INCOME BEFORE TAXES AND WORKERS' PROFIT
      SHARING .........................................             1,487,308      7              1,140,573      6
 10   RESERVE FOR TAXES AND WORKERS' PROFIT
      SHARING .........................................               522,990      2                459,782      2
 11   NET INCOME AFTER TAXES AND WORKERS' PROFIT
      SHARING .........................................               964,318      5                680,791      4
 12   SHARE IN NET INCOME OF SUBSIDIARIES AND
      NON-CONSOLIDATED ASSOCIATES .....................                21,525      0                102,139      1
 13   CONSOLIDATED NET INCOME OF CONTINUOUS ...........               985,843      5                782,930      4
 14   INCOME OF DISCONTINUOUS OPERATIONS ..............                     0      0                      0      0
 15   CONSOLIDATED NET INCOME BEFORE
      EXTRAORDINARY ITEMS .............................               985,843      5                782,930      4
 16   EXTRAORDINARY ITEMS NET EXPENSES (INCOME) .......                     0      0                      0      0
 17   NET EFFECT AT THE BEGINNING OF THE YEAR BY
      CHANGES IN ACCOUNTING PRINCIPLES ................                     0      0                      0      0
 18   NET CONSOLIDATED INCOME .........................               985,843      5                782,930      4
 19   NET INCOME OF MINORITY INTEREST .................               340,883      2                258,678      1
 20   NET INCOME OF MAJORITY INTEREST .................               644,960      3                524,252      3

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2006
                          EMPRESAS ICA, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

  REF                          CONCEPTS                              CURRENT YEAR                  PREVIOUS YEAR
------------------------------------------------------------------------------------------------------------------
R                                                                    Amount       %                Amount       %
                                                                   -----------------             -----------------

  1   NET SALES .......................................            21,395,719    100             19,231,278    100
 21   DOMESTIC ........................................            19,098,927     89             16,526,450     86
 22   FOREIGN .........................................             2,296,792     11              2,704,828     14
 23   TRANSLATED INTO DOLLARS (***) ...................               213,645      1                255,173      1

  6   TOTAL FINANCING COST ............................               187,621    100                117,332    100
 24   INTEREST PAID ...................................               667,899    356                440,895    376
 42   LOST IN RESTATEMENT OF UDIS .....................                     0      0                 27,578     24
 45   OTHER FINANCE COSTS .............................                     0      0                      0      0
 26   INTEREST EARNED .................................               433,832    231                364,251    310
 46   OTHER FINANCIAL PRODUCTS ........................                     0      0                      0      0
 25   EXCHANGE LOSSES .................................               (35,854)   (19)                 6,713      6
 28   GAIN DUE TO MONETARY POSITION ...................               (10,592)    (6)                 6,397      5

 10   RESERVE FOR TAXES AND WORKERS' PROFIT SHARING ...               522,990    100                459,782    100
 32   INCOME TAX ......................................               319,476     61                201,311     44
 33   DEFERED INCOME TAX ..............................                62,088     12                158,735     35
 34   WORKERS' PROFIT SHARING .........................                98,551     19                 83,695     18
 35   DEFERED WORKERS' PROFIT SHARING .................                42,875      8                 16,041      3

(***) THOUSANDS OF DOLLARS


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2006
                          EMPRESAS ICA, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing


REF                   CONCEPTS                                   CURRENT YEAR                  PREVIOUS YEAR
R                                                                   Amount                         Amount


36    TOTAL SALES ...................................              21,573,965                    19,310,355
37    NET INCOME OF THE YEAR ........................                (955,471)                            0
38    NET SALES (**) ................................              21,395,719                    19,231,278
39    OPERATION INCOME (**) .........................               1,617,610                     1,102,346
40    NET INCOME OF MAYORITY INTEREST(**) ...........                 644,960                       524,252
41    NET CONSOLIDATED INCOME (**) ..................                 985,843                       782,930
47    OPERATIVE DEPRECIATION AND AMORTIZATION .......                 848,914                       763,148

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS



                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2006
                          EMPRESAS ICA, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
              FROM OCTOBER THE 1st TO DECEMBER 31 OF 2006 AND 2005
                          (Thousands of Mexican Pesos)
                                 Final Printing


REF                          CONCEPTS                                 CURRENT YEAR                  PREVIOUS YEAR
-------------------------------------------------------------------------------------------------------------------
RT                                                                    Amount       %                Amount       %
                                                                    ----------------              -----------------
  1   NET SALES .......................................             5,869,635    100              5,409,621    100
  2   COST OF SALES ...................................             5,029,153     86              4,722,125     87
  3   GROSS INCOME ....................................               840,482     14                687,496     13
  4   OPERATING .......................................               332,025      6                374,216      7
  5   OPERATING INCOME ................................               508,457      9                313,280      6
  6   TOTAL FINANCING COST ............................                95,245      2                (16,895)    (0)
  7   INCOME AFTER FINANCING COST .....................               413,212      7                330,175      6
  8   OTHER FINANCIAL OPERATIONS ......................               (42,172)    (1)               (71,944)    (1)
 44   SPECIAL ITEMS ...................................                     0      0                      0      0
  9   INCOME BEFORE TAXES AND WORKERS' PROFIT
      SHARING .........................................               455,384      8                402,119      7
 10   RESERVE FOR TAXES AND WORKERS' PROFIT
      SHARING .........................................               114,028      2                158,837      3
 11   NET INCOME AFTER TAXES AND WORKERS' PROFIT
      SHARING .........................................               341,356      6                243,282      4
 12   SHARE IN NET INCOME OF SUBSIDIARIES AND
      NON-CONSOLIDATED ASSOCIATES .....................                15,024      0                 25,025      0
 13   CONSOLIDATED NET INCOME OF CONTINUOUS ...........               356,380      6                268,307      5

 14   INCOME OF DISCONTINUOUS OPERATIONS ..............                     0      0                      0      0
 15   CONSOLIDATED NET INCOME BEFORE
      EXTRAORDINARY ITEMS .............................               356,380      6                268,307      5
 16   EXTRAORDINARY ITEMS NET EXPENSES (INCOME) .......                     0      0                      0      0
 17   NET EFFECT AT THE BEGINNING OF THE YEAR BY
      CHANGES IN ACCOUNTING PRINCIPLES ................                     0      0                      0      0
 18   NET CONSOLIDATED INCOME .........................               356,380      6                268,307      5
 19   NET INCOME OF MINORITY INTEREST .................                65,225      1                 45,573      1
 20   NET INCOME OF MAJORITY INTEREST .................               291,155      5                222,734      4

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2006
                          EMPRESAS ICA, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                       CONCEPTS                                    CURRENT YEAR                  PREVIOUS YEAR
                                                                    ---------------               -----------------
RT                                                                    Amount      %                 Amount      %
-------------------------------------------------------------------------------------------------------------------
  1   NET SALES .......................................             5,869,635    100              5,409,621    100
 21   DOMESTIC ........................................             5,205,003     89              4,818,260     89
 22   FOREIGN .........................................               664,632     11                591,361     11
 23   TRANSLATED INTO DOLLARS (***) ...................                64,944      1                 58,508      1

  6   TOTAL FINANCING COST ............................                95,245    100                (16,895)   100
 24   INTEREST PAID ...................................               302,931    318                 97,526    (577)
 42   LOST IN RESTATEMENT OF UDIS .....................                     0      0                   (385)     2
 45   OTHER FINANCE COSTS .............................                     0      0                      0      0
 26   INTEREST EARNED .................................               152,626    160                134,350    (795)
 46   OTHER FINANCIAL PRODUCTS ........................                     0      0                      0      0
 25   EXCHANGE LOSSES .................................                (9,209)   (10)                11,300    (67)
 28   GAIN DUE TO MONETARY POSITION ...................               (45,851)   (48)                 9,014    (53)

 10   RESERVE FOR TAXES AND WORKERS' PROFIT SHARING ...               114,028    100                158,837    100
 32   INCOME TAX ......................................                46,572     41                 78,414     49
 33   DEFERED INCOME TAX ..............................                 9,429      8                 19,419     12
 34   WORKERS' PROFIT SHARING .........................                36,920     32                 64,570     41
 35   DEFERED WORKERS' PROFIT SHARING .................                21,107     19                 (3,566)    (2)


(***) THOUSANDS OF DOLLARS



                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2006
                          EMPRESAS ICA, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                             AUDITED Final Printing


REF                          CONCEPTS                         CURRENT YEAR                    PREVIOUS YEAR
RT                                                               Amount                           Amount
------------------------------------------------------------------------------------------------------------

47    OPERATIVE DEPRECIATION AND AMORTIZATION.........            276,437                         204,241


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2006
                          EMPRESAS ICA, S.A.B. DE C.V.

                                     RATIOS
                                  CONSOLIDATED
                                 Final Printing


REF                          CONCEPTS                                  CURRENT YEAR                    PREVIOUS YEAR
------------------------------------------------------------------------------------------------------------------------
P
      YIELD
-------------------------------------------------------
  1   NET INCOME TO NET SALES .........................                  4.60          %               4.07          %
  2   NET INCOME TO STOCK HOLDERS' EQUITY (**) ........                  6.75          %               5.88          %
  3   NET INCOME TO TOTAL ASSETS (**) .................                  2.72          %               2.41          %
  4   CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME ......                  0.00          %               0.00          %
  5   INCOME DUE TO MONETARY POSITION TO NET INCOME ...                  1.07          %              -0.83          %

      ACTIVITY
-------------------------------------------------------
  6   NET SALES TO NET ASSETS (**) ....................                  0.59      times               0.59      times
  7   NET SALES TO FIXED ASSETS (**) ..................                  7.90      times               7.22      times
  8   INVENTORIES ROTATION (**) .......................                 11.07      times              12.97      times
  9   ACCOUNTS RECEIVABLE IN DAYS OF SALES ............                214.66       days              60.00       days
 10   PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                  4.85          %               3.83          %

      LEVERAGE
-------------------------------------------------------
 11   TOTAL LIABILITIES TO TOTAL ASSETS ...............                 61.07          %              58.57          %
 12   TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY ......                  1.57      times               1.41      times
 13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES                 66.51          %              70.82          %
 14   LONG-TERM LIABILITIES TO FIXED ASSETS ...........                277.67          %             396.85          %
 15   OPERATING INCOME TO INTEREST PAID ...............                  2.42      times               2.50      times
 16   NET SALES TO TOTAL LIABILITIES (**) .............                  0.97      times               1.00      times

      LIQUIDITY
-------------------------------------------------------
 17   CURRENT ASSETS TO CURRENT LIABILITIES ...........                  1.69      times               1.64      times
 18   CURRENT ASSETS LESS INVENTORY TO CURRENT
      LIABILITIES .....................................                  1.56      times               1.47      times
 19   CURRENTS ASSETS TO TOTAL LIABILITIES ............                  1.06      times               0.65      times
 20   AVAILABLE ASSETS TO CURRENT LIABILITIES .........                 36.85          %              86.10          %

      CASH FLOW
-------------------------------------------------------
 21   CASH FLOW FROM NET INCOME TO NET SALES ..........                  7.32          %              10.37          %
 22   CASH FLOW FROM CHANGES IN WORKING CAPITAL
      TO NET SALES ....................................                -20.46          %             -13.51          %
 23   CASH GENERATED (USED) IN OPERATING TO
      INTEREST PAID ...................................                 -4.21      times              -1.37      times
 24   EXTERNAL FINANCING TO CASH GENERATED
      (USED) IN FINANCING .............................                 96.81          %              25.55          %
 25   INTERNAL FINANCING TO CASH GENERATED (USED)
      IN FINANCING ....................................                  3.18          %              74.45          %
 26   ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
      TO CASH GENERATED (USED) IN INVESTMENT
      ACTIVITIES ......................................                108.21          %          -2,812.92          %


(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE
MONTHS.



                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2006
                          EMPRESAS ICA, S.A.B. DE C.V.

                                 DATA PER SHARE
                            CONSOLIDATED INFORMATION
                                 Final Printing


  REF                          CONCEPTS                                CURRENT YEAR                     PREVIOUS YEAR
D                                                                          Amount                           Amount
------------------------------------------------------------------------------------------------------------------------------
  1   BASIC PROFIT PER ORDINARY SHARE (**) ............                   Ps.      1.60                 Ps.      1.51
  2   BASIC PROFIT PER PREFERENT SHARE (**) ...........                   Ps.      0.00                 Ps.      0.00
  3   DILUTED PROFIT PER ORDINARY SHARE (**) ..........                   Ps.      0.00                 Ps.      0.00
  4   CONTINUOUS OPERATING PROFIT PER COMUN
      SHARE(**) .......................................                   Ps.      2.44                 Ps.      2.26
  5   EFFECT OF DISCONTINUOUS OPERATING ON
      CONTINUOUS OPERATING PROFIT PER SHARE (**) ......                   Ps.      0.00                 Ps.      0.00
  6   EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
      CONTINUOUS OPERATING PROFIT PER SHARE (**) ......                   Ps.      0.00                 Ps.      0.00
  7   EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
      CONTINUOUS OPERATING PROFIT PER SHARE (**) ......                   Ps.      0.00                 Ps.      0.00
  8   CARRYING VALUE PER SHARE ........................                   Ps.     23.59                 Ps.     22.11
  9   CASH DIVIDEND ACUMULATED PER SHARE ..............                   Ps.      0.00                 Ps.      0.00
 10   DIVIDEND IN SHARES PER SHARE ....................                            0.00   shares                 0.00   shares
 11   MARKET PRICE TO CARRYING VALUE ..................                            1.73    times                 1.22    times
 12   MARKET PRICE TO BASIC PROFIT PER ORDINARY
      SHARE (**) ......................................                           25.47    times                17.86    times
 13   MARKET PRICE TO BASIC PROFIT PER PREFERENT
      SHARE (**) ......................................                            0.00    times                 0.00    times


(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.



                             MEXICAN STOCK EXCHANGE


                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2006
                          EMPRESAS ICA, S.A.B. DE C.V.

                   STATEMENT OF CHANGES IN FINANCIAL POSITION
              FROM JANUARY THE 1st TO DECEMBER 31 OF 2006 AND 2005
                          (Thousands of Mexican Pesos)
                                 Final Printing


REF                            CONCEPTS                                  CURRENT YEAR       PREVIOUS YEAR
C                                                                            Amount              Amount
-----------------------------------------------------------------------------------------------------------

  1   CONSOLIDATED NET INCOME ...............................                985,843             782,930
  2   +(-) ITEMS ADDED TO INCOME WHICH DO NOT
      REQUIRE USING CASH ....................................                579,348           1,212,418
  3   CASH FLOW FROM NET INCOME OF THE YEAR .................              1,565,191           1,995,348
  4   CASH FLOW FROM CHANGE IN WORKING CAPITAL ..............             (4,376,512)         (2,588,860)
  5   CASH GENERATED (USED) IN OPERATING ACTIVITIES .........             (2,811,321)           (593,512)
  6   CASH FLOW FROM EXTERNAL FINANCING .....................              2,486,218             875,688
  7   CASH FLOW FROM INTERNAL FINANCING .....................                 81,750           2,551,501
  8   CASH FLOW GENERATED (USED) BY FINANCING ...............              2,567,968           3,427,189
  9   CASH FLOW GENERATED (USED) IN INVESTMENT
      ACTIVITIES ............................................             (1,193,105)              7,032
 10   NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
      INVESTMENTS ...........................................             (1,436,458)          2,840,709
 11   CASH AND SHORT-TERM INVESTMENTS AT THE
      BEGINNING OF PERIOD ...................................              6,544,897           3,704,186
 12   CASH AND SHORT-TERM INVESTMENTS AT THE END
      OF PERIOD .............................................              5,108,439           6,544,895


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2006
                          EMPRESAS ICA, S.A.B. DE C.V.

                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                          CURRENT YEAR                 PREVIOUS YEAR
C                                                                  Amount                        Amount
------------------------------------------------------------------------------------------------------------
  2   + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
      USING CASH .....................................             579,348                     1,212,418
 13   + DEPRECIATION AND AMORTIZATION FOR THE YEAR ...             848,914                       763,148
 41   + (-) OTHER ITEMS ..............................            (269,566)                      449,270

  4   CASH FLOW FROM CHANGE IN WORKING CAPITAL .......          (4,376,512)                   (2,588,860)
 18   + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE           (3,526,595)                   (3,896,370)
 19   + (-) DECREASE (INCREASE) IN INVENTORIES .......          (1,063,864)                      (83,495)
 20   + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
      RECEIVABLE .....................................            (866,671)                      926,078
 21   + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT ..             702,056                       138,953
 22   + (-) INCREASE (DECREASE) IN OTHER LIABILITIES .             378,562                       325,974

  6   CASH FLOW FROM EXTERNAL FINANCING ..............           2,486,218                       875,688
 23   + SHORT-TERM BANK AND STOCK MARKET FINANCING ...           3,186,613                     1,848,869
 24   + LONG-TERM BANK AND STOCK MARKET FINANCING ....                 174                     1,641,514
 25   + DIVIDEND RECEIVED ............................                   0                             0
 26   + OTHER FINANCING ..............................            (115,271)                     (188,058)
 27   (-) BANK FINANCING AMORTIZATION ................            (269,765)                   (1,885,740)
 28   (-) STOCK MARKET AMORTIZATION ..................              (2,634)                            0
 29   (-) OTHER FINANCING AMORTIZATION ...............                   0                      (253,663)
 42   + (-) OTHER ITEMS ..............................            (312,899)                     (287,234)

  7   CASH FLOW FROM INTERNAL FINANCING ..............              81,750                     2,551,501
 30   + (-) INCREASE (DECREASE) IN CAPITAL STOCKS ....              81,750                     2,551,501
 31   (-) DIVIDENS PAID ..............................                   0                             0
 32   + PREMIUM ON SALE OF SHARES ....................                   0                             0
 33   + CONTRIBUTION FOR FUTURE CAPITAL INCREASES ....                   0                             0
 43   + (-) OTHER ITEMS ..............................                   0                             0

  9   CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
      ACTIVITIES .....................................          (1,193,105)                        7,032
 34   + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
      OF A PERMANENT NATURE ..........................             229,226                      (347,073)
 35   (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT          (1,291,172)                     (197,806)
 36   (-) INCREASE IN CONSTRUCTIONS IN PROGRESS ......                   0                             0
 37   + SALE OF OTHER PERMANENT INVESTMENTS ..........             111,929                       665,494
 38   + SALE OF TANGIBLE FIXED ASSETS ................              98,547                        38,121
 39   + (-) OTHER ITEMS ..............................            (341,635)                     (151,704)
